EXHIBIT 99.1

B Communications Ltd. Announces a Private

Placement of NIS 118 Million Par Value of its Series C Debentures to Israeli

Institutional Investors

Ramat-Gan, Israel, January 11, 2017 - B Communications Ltd. (NASDAQ and TASE: BCOM), today announced a private placement of NIS 118,000,000 par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 118 million (approximately US$ 31 million).

The private placement was carried out as an increase to the outstanding Series C Debentures of B Communications, which were first issued in September 2016 and have identical terms.

The transaction was conducted as a private placement to “classified”/“institutional” investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law).

The private placement was offered pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. Initial re-sales will be restricted by applicable securities laws.

This announcement is not an offer to sell or a solicitation of an offer to buy any securities.

The issuance of the newly issued Series C Debentures is subject to: (a) the approval of Midroog Ltd., an Israeli rating company affiliated with Moody’s, that the issuances will not cause a reduction in the Series C Debentures’ Aa3.il rating; and (b) the listing of the additional debentures for trade on the Tel Aviv Stock Exchange; (c) the approval of the Israeli Tax Authority for a formula for calculating the adjusted discount rate for all Series C Debentures, for tax purposes. The Company expects such approvals soon.

Doron Turgeman, CEO of B Communications commented: “We are very pleased with the results of the private placement and the vote of confidence from major Israeli institutional investors. We have repeatedly demonstrated our strong ability to raise debt from local investors quickly and effectively, and now we will continue creating value to our shareholders in 2017.”

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620